                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4

[_] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE. SEE INSTRUCTION 1(B).



                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

  Cali                               John                            R.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

  c/o Mack-Cali Realty Corporation
  11 Commerce Drive
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                                    (Street)

  Cranford                           NJ                               07016
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Mack-Cali Realty Corporation (CLI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   01/98
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5. If Amendment, Date of Original   (Month/Year)

   02/10/98
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6. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


                  Director                         10% Owner
           -----                           ------

             X    Officer (give title              Other (specify
           -----           below)          ------         below)

                  Executive Vice President
                  ----------------------------------
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7. Individual or Joint/Group Filing (Check Applicable Line)

     X    Form filed by One Reporting Person
   -----

          Form filed by More than One Reporting Person
   -----

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
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock                  1/16/98     M (1)          24,800    A         $17.25                     D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  1/16/98     S (1)          24,800    D         $39.8874                   D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  1/22/98     M (1)          10,000    A         $17.25                     D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  1/22/98     S (1)          10,000    D         $40.00                     D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  1/22/98     M (1)          38,000    A         $17.25                     D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  1/22/98     S (1)          38,000    D         40.1316    55,555          D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)


                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction    5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Employee Stock Option
(Right to Buy)                   $17.25           1/16/98         M                                 24,800          (2)   8/31/04
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Employee Stock Option
(Right to Buy)                   $17.25           1/22/98         M                                 10,000          (2)   8/31/04
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Employee Stock Option
(Right to Buy)                   $17.25           1/22/98         M                                 38,000          (2)   8/31/04
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        24,800                                                           D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        10,000                                                           D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        38,000                               347,495                     D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

(1) The reporting person obtained and sold the Common Stock as a result of the cashless exercise of Employee Stock Options.

(2) On August 31, 1994, the reporting person was granted an option to purchase 200,000 shares of Common Stock. The option vested in three equal annual installments beginning August 31, 1995.

                              /s/ John R. Cali                   4/10/98
                              _______________________________    ______________
                              **Signature of Reporting Person         Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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